

02005932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-038807-M~~ 8-48866

FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

White Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6011 Durand Avenue, Suite 100
(No. and Street)

Racine, Wisconsin 53406
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Haubrich (262) 554-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name — *if individual, state last, first, middle name*)

1800 East Main Street, Suite 100, Waukesha, WI 53186-3902
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Haubrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Oak Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Pres

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Oak Securities, Inc.

Financial Statements and Independent Auditor's Report

Pursuant to Rule 17a-5

December 31, 2001

Table of Contents

Accountant's Report — *Page*

Independent Auditor's Report 2

Basic Financial Statements

Balance Sheets 3

Statements of Income 4

Statements of Retained Earnings 5

Statements of Changes in Stockholder's Equity 6

Statements of Cash Flows 7

Notes to the Financial Statements 8-9

Supplementary Information

Supplementary Schedules to the Financial Statements:
Computation of Net Capital and Aggregate Indebtedness 10

Independent Auditor's Report on Internal Control 11-12


WALKOWICZ,
BOCZKIEWICZ, & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.

1800 East Main Street
Waukesha, Wisconsin 53186

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

January 31, 2002

Board of Directors
White Oak Securities, Inc.
6011 Durand Avenue, Suite 100
Racine, Wisconsin 53406

Board of Directors:

Independent Auditor's Report

We have audited the accompanying balance sheets of White Oak Securities, Inc. as of December 31, 2001 and December 31, 2000, and the related statements of income, retained earnings, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Oak Securities, Inc. as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Walkowicz, Boczkiewicz & Co., S.C.

White Oak Securities, Inc.
Balance Sheets
December 31, 2001 and December 31, 2000

Assets

	2001	2000
Current assets:		
Cash and cash equivalents	$ 25,305	$ 22,256
Commissions receivable	2,264	3,998
Prepaid expenses	302	249
Total Current Assets	27,871	26,503
Other Assets:		
Organization costs	1,875	1,875
Less: amortization	(1,875)	(1,875)
Investments	-	29,800
Total Other Assets	-	29,800
Total Assets	$ 27,871	$ 56,303

Liabilities and Stockholder's Equity

	2001	2000
Current liabilities:		
Accounts payable	$ 925	$ 864
Accrued commissions payable	2,038	3,598
Total Current Liabilities	2,963	4,462
Stockholder's Equity:		
Common stock	800	800
Additional paid in capital	7,200	37,000
Retained earnings	16,908	14,041
Total Stockholder's Equity	24,908	51,841
Total Liabilities and Stockholder's Equity	$ 27,871	$ 56,303

The accompanying auditor's notes to financial statements are an integral part of these statements.

White Oak Securities, Inc.
Statements of Income
For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Revenues:		
Commissions	$ 7,669	$ 1,164
Service fees	64,174	60,843
Other income	1,726	11,048
Total Revenue	73,569	73,055
Expenses:		
Accounting	1,500	1,425
Amortization	-	375
Bank charges	5	25
Commissions	66,200	65,861
Insurance	309	50
Legal and professional fees	1,180	1,185
Licensing fees	1,082	1,623
Total Expenses	70,276	70,544
Net income from operations	3,293	2,511
Other Income:		
Interest and dividend income	419	129
Miscellaneous income	-	1,436
Total Other Income	419	1,565
Net income before income tax provision	3,712	4,076
Provision for income taxes	845	789
Net Income	$ 2,867	$ 3,287

The accompanying auditor's report and notes to the financial statements are an integral part of these statements.

White Oak Securities, Inc.
Statements of Retained Earnings
For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Retained Earnings:		
Balance, beginning of year	$ 14,041	$ 10,754
Add: Net income	2,867	3,287
Balance, end of year	$ 16,908	$ 14,041

The accompanying auditor's report and notes to the financial statements are an integral part of these statements.

White Oak Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 1995	$ -	$ -	$ -	$ -
Net Income	.	-	18	18
Balance, December 31, 1995	$ 800	$ 7,200	$ 18	$ 8,018
Net Income	-	-	8,082	8,082
Balance, December 31, 1996	$ 800	$ 7,200	$ 8,100	$ 16,100
Net Income	-	-	4,828	4,828
Balance, December 31, 1997	$ 800	$ 7,200	$ 12,928	$ 20,928
Net (Loss)	-	-	(2,331)	(2,331)
Balance, December 31, 1998	$ 800	$ 7,200	$ 10,597	$ 18,597
Net Income	-	-	157	157
Balance, December 31, 1999	$ 800	$ 7,200	$ 10,754	$ 18,754
Net Income/Capital Contribution	-	29,800	3,287	33,087
Balance, December 31, 2000	$ 800	$ 37,000	$ 14,041	$ 51,841
Net Income (Capital Withdrawal)	-	(29,800)	2,867	(26,933)
Balance, December 31, 2001	$ 800	$ 7,200	$ 16,908	$ 24,908

The accompanying auditor's report and notes to the financial statements are an integral part of these statements.

White Oak Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Cash Flows From Operating Activities:		
Net Income	$ 2,867	$ 3,287
Adjustments to Reconcile Net Income to Net Cash		
Provided by (Used in) Operating Activities:		
Amortization	-	375
(Increase) decrease in assets:		
Commissions receivable	1,734	(964)
Prepaid expenses	(53)	(169)
Increase (decrease) in liabilities:		
Accounts payable	61	283
Commissions payable	(1,560)	868
Net Cash Provided by Operating Activities	3,049	3,680
Cash Flows from Investing Activities:		
Sale of investments	29,800	-
Purchase of investments	-	(29,800)
Contribution of additional paid-in capital	-	29,800
Withdrawal of additional paid-in-capital	(29,800)	-
Net Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities	-	-
Net Increase in Cash	3,049	3,680
Cash - Beginning of year	22,256	18,576
Cash - End of year	$ 25,305	$ 22,256

Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$789	$431

The accompanying auditor's report and notes to the financial statements are an integral part of these statements.

White Oak Securities, Inc.
Notes to Financial Statements
December 31, 2001 and December 31, 2000

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin. The Company is registered with the Securities and Exchange Commission. It is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds".

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

White Oak Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) shall not exceed 15 to 1.

Rule 15c3-1 also limits the withdrawal of equity, either by stock redemption or dividends, and the amount of unsecured loans to shareholders and employees subject to certain minimum net capital requirements and debt-to-equity ratios. At December 31, 2001, the company had net capital of $24,606, which was $19,606 in excess of its required net capital of $5,000. At December 31, 2000, the company had net capital of $21,792, which was $16,792 in excess of its required net capital of $5,000. The company's net capital ratio was 12.1% to 1 at December 31, 2001, and 20.5% to 1 at December 31, 2000.

Note 3 - Capital Stocks

Capital stock consists of 9,000 authorized, 800 issued and outstanding $1 par value common shares.

White Oak Securities, Inc.
Notes to Financial Statements
December 31, 2001 and December 31, 2000

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2001 and December 31, 2000, respectively. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 - Investments

The Company purchased warrants and shares of The Nasdaq Stock, Inc. for a cost of $29,000 on December 22, 2000. During 2001, the Company sold this investment at the Company cost of $29,000.

White Oak Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Net Capital Computation		
Common stock	$ 800	$ 800
Paid-in capital	7,200	37,000
Retained earnings	16,908	14,041
Total Stockholder's Equity	24,908	51,841
Deductions:		
Nonallowable assets:		
Other current assets	302	249
Investments	-	29,800
Total Deductions	302	30,049
Net Capital	$ 24,606	$ 21,792
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3 % of aggregate indebtedness)	$ 198	$ 297
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total Liabilities	$ 2,963	$ 4,462
Aggregate Indebtedness	$ 2,963	$ 4,462
Percentage of Aggregate Indebtedness to Net Capital	12.1% to 1	20.5% to 1

Net capital at December 31, 2001 and December 31, 2000, as presented here, does not differ materially from that previously reported on the company's Focus Report, Part IIA for the same period.


WALKOWICZ,
BOCZKIEWICZ, & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.

1800 East Main Street
Waukesha, Wisconsin 53186

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

To the Board of Directors,
White Oak Securities, Inc.

In planning and performing our audit of the financial statements of White Oak Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by White Oak Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of White Oak Securities, Inc. for the year ended December 31, 2001, and this report does not affect our report thereon dated January 31, 2002. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Waukesha, Wisconsin
January 31, 2002